UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2020
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Service Agreement - Stéfan Descheemaeker

On May 1, 2020, Nomad Foods Limited (the “Company”) entered into a new Service Agreement (the “Agreement”) with its Chief Executive Officer, Stéfan Descheemaeker.

The Agreement provides, among other things that, Mr. Descheemaeker will receive an annual salary of £765,000 effective April 1, 2020 that will be reviewed, but not necessarily increased, on an annual basis in April, and that he is entitled to receive the following benefits under the terms of the Agreement: (i) an annual contribution of 10% of the salary payable to Mr. Descheemaeker pursuant to the Agreement, paid either to a pension plan or to Mr. Descheemaeker directly (as he so directs); (ii) eligibility for performance-related discretionary cash bonuses (target performance equating to 100% of salary), subject to the achievement of financial and other performance targets as the Company may decide; (iii) the Company will annually advise Mr. Descheemaeker by letter of the award that he will be granted under the Company’s Long Term Incentive Plan (as amended, the “LTIP”) in the third year following the date of such letter (subject to the LTIP and vesting and performance provisions); and (iv) an annual car allowance of £14,400, death in service benefit (three times salary), group income protection (offering 75% of base salary less £5,000 (up to £500,000)) and family medical insurance. In the event of an accounting restatement due to material noncompliance as a result of Mr. Descheemaeker’s misconduct, the Agreement provides for recoupment of certain bonus, incentive-based or equity-based compensation and of certain profits realized from the sale of the Company’s securities by Mr. Descheemaeker, provided that Section 304 of the Sarbanes-Oxley Act of 2002 is in effect.

The Company may terminate Mr. Descheemaeker’s employment at any time by serving a notice stating that it will pay to Mr. Descheemaeker within 14 days a sum equal to the basic salary (as at the date of the employment agreement), pension payment and car allowance in lieu of any required period of notice less certain deductions. The Company may also terminate Mr. Descheemaeker’s employment agreement without any payment of compensation, damages, payment in lieu of notice or otherwise under certain circumstances, including, among other things, gross misconduct, material breach of the terms of such agreement or charge or conviction of a criminal offence. Mr. Descheemaeker is subject to confidentiality provisions and to non-competition and non-solicitation restrictive covenants for a period of 12 months after the termination of his employment, subject to an off-set for paid leave.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such Agreement. A copy of the Agreement is attached hereto as Exhibit 10.1 which is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044) and (iii) Form F-3 filed with the Commission on June 4, 2018, which was automatically effective upon filing with the Commission (File No. 333-225402).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Samy Zekhout
Name:	Samy Zekhout
Title:	Chief Financial Officer
Dated: May 5, 2020

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Service Agreement dated May 1, 2020 between Nomad Foods Europe Limited, Stéfan Descheemaeker and Nomad Foods Limited